Exhibit 99.1

Transacting on a younger LTC block further validates LTC reserves and assumptions

Another milestone transaction that optimizes our portfolio

$0.8 billion capital release will be returned to shareholders via share buybacks

Conference call to be held Thursday, November 21, 2024, at 8:00 a.m. ET; details below

TSX/NYSE/PSE: MFC SEHK: 945                               C$ unless otherwise stated

TORONTO, ON – November 20, 2024 – Manulife Financial Corporation (“Manulife” or the “Company”) announced today that it has entered into a $5.4 billion1 reinsurance agreement with Reinsurance Group of America (“RGA”), including $2.4 billion of long-term care (“LTC”) reserves.

Key highlights of the transaction:

•	Reinsuring $2.4 billion of LTC reserves to RGA on a full risk transfer basis
•	Inclusive of our previous LTC reinsurance transaction[2] (“previous transaction”), upon closing we will have cumulatively reduced LTC reserves by 18% and LTC morbidity sensitivity by 17%[3]
•	Transacted LTC block is younger, with a greater proportion of active life reserves than our previous transaction
•	Modest negative 4% LTC cede[4] further validates our reserves and assumptions
•	Transaction also includes a legacy block of U.S. structured settlements with $3.0 billion of reserves
•	Accretive to core ROE[5], and an attractive core earnings[5] multiple of 11.4 times[6]; neutral impact to core EPS[5]
•	Close to 1.0x book value[7]; expect to release $0.8 billion of capital, which we intend to fully return to shareholders
•	Expect to dispose $1.5 billion of alternative long-duration assets (“ALDA”)

“We are further unlocking significant shareholder value with a second milestone LTC reinsurance transaction within 12 months, which accelerates our transformation to reshape our portfolio towards higher return and lower risk. This transaction further demonstrates our ability to execute on complex transactions and collaborate with experienced counterparties to deliver win-win outcomes, including on both mature and younger LTC blocks. The deal is priced at 11.4 times core earnings multiple and is expected to be accretive to core ROE after we return the released capital to shareholders through share buybacks.”

— Roy Gori, Manulife President & Chief Executive Officer

“Together with our previously completed LTC transaction, we will have cumulatively reduced our LTC reserves by 18% within a year, upon closing, meaningfully improving the return profile of our inforce business. The pricing of this transaction further validates our prudent LTC reserves and assumptions. There continues to be attractive opportunities to generate shareholder value through organic LTC optimization, and we remain open to further inorganic opportunities.”

— Marc Costantini, Manulife Global Head of Strategy and Inforce Management

Transaction Summary

We will reinsure a combined $5.4 billion of reserves across two blocks of legacy business to RGA. The blocks include portions of U.S. LTC and U.S. structured settlements. The LTC block represents $2.4 billion, or 6% of Manulife’s total LTC reserves as of September 30, 2024. The transaction is priced at close to 1.0 times book value, reflecting a modest negative ceding commission on LTC, and a nominal ceding commission on the structured settlements block.

RGA is a highly experienced global reinsurer with multiple existing reinsurance arrangements with Manulife. The transaction includes significant structural protections, including over-collateralized trusts to hold investment assets. The reinsurance represents a 75% quota share on both ceded blocks.

In connection with the transaction, we expect to dispose $1.5 billion of ALDA. Manulife will continue to administer all reinsured policies for a seamless customer service experience. The transaction is expected to close in early 2025, subject to customary closing conditions.

Transacting on a younger LTC block further validates LTC reserves and assumptions

The transaction will reduce LTC reserves by $2.4 billion, or 6%, and is expected to reduce the underlying LTC reserve sensitivity to changes in morbidity assumptions by 7%. The transaction represents a full risk transfer on a younger LTC block, which has similar characteristics to our retained LTC blocks, with a greater proportion of active life reserves than the ceded block in our previous LTC reinsurance transaction.

Including our previous LTC reinsurance transaction, which closed in February 2024, we will have cumulatively reduced LTC reserves and morbidity sensitivity by 18% and 17%, respectively, upon closing. This demonstrates our proven ability to transact on both mature and younger LTC blocks.

The modest negative ceding commission on the LTC block of 4% of IFRS reserves further validates our LTC reserves and assumptions.

Unlocks Value for Shareholders

The transaction is expected to release $0.8 billion of capital, which we intend to fully return to shareholders through common share buybacks post-closing. We are committed to repurchasing for cancellation the full 90 million common shares allowed under our current NCIB program, which expires in February 2025. Further buybacks beyond the 90 million shares common shares allowed under our current NCIB program will require a new NCIB program, which will be subject to the approval of the Office of the Superintendent of Financial Institutions (“OSFI”) and the Toronto Stock Exchange (“TSX”).

The transaction is priced at close to 1.0 times book value and is expected to result in an annual reduction to core earnings and net income attributed to shareholders of $70 million and $50 million, respectively. With a capital release of $0.8 billion, the transaction represents a deal multiple of 11.4 times core earnings. The transaction is expected to be accretive to core ROE, and have a neutral impact on core EPS, after the impact of expected share buybacks.

Conference Call

A live webcast and conference call are scheduled for Thursday, November 21, 2024, at 8:00 a.m. (ET), where Roy Gori, President and CEO, Marc Costantini, Global Head of Strategy and Inforce Management, and other members of Manulife’s executive leadership team will discuss the transaction, followed by a question and answer period with analysts.

To access the conference call, dial 1-800-806-5484 or 1-416-340-2217 (Passcode: 1915608#). Please call in 15 minutes before the scheduled start time.

Slides related to this announcement are available on the Manulife website.

Media Inquiries	Investor Relations
Anne Hammer	Hung Ko
(201) 925-1213	(416) 806-9921
ahammer@manulife.com	Hung_Ko@manulife.com

About Manulife

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Wealth & Asset Management, we offer global investment, financial advice, and retirement plan services to individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as ‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.

About RGA

Reinsurance Group of America, Incorporated (NYSE: RGA) is a global industry leader specializing in life and health reinsurance and financial solutions that help clients effectively manage risk and optimize capital. Founded in 1973, RGA is today one of the world’s largest and most respected reinsurers and remains guided by a powerful purpose: to make financial protection accessible to all. As a global capabilities and solutions leader, RGA empowers partners through bold innovation, relentless execution, and dedicated client focus — all directed toward creating sustainable long-term value. RGA has approximately US$4.0 trillion of life reinsurance in force and assets of US$120.3 billion as of September 30, 2024. To learn more about RGA and its businesses, please visit rgare.com or follow RGA on LinkedIn and Facebook. Investors can learn more at investor.rgare.com.

Note: All figures and estimates are based on September 30, 2024, position, unless otherwise noted, and are expressed in Canadian dollar, based on exchange rate of US$1:00 to C$1.351

[1]	IFRS 17 current estimate of present value of future cash flows + risk adjustment + contractual service margin.
[2]	Refers to the $13 billion reinsurance transaction, including $6 billion of LTC, with Global Atlantic that was announced in December 2023 and closed in February 2024.
[3]

Impact of a change in reserves would be reported through the contractual service margin, net income attributed to shareholders, and other comprehensive income attributed to shareholders. Morbidity sensitivity is based on 2Q24, grossed up for 3Q24 reserves. Transaction is expected to close in early 2025 and is subject to customary closing conditions.

[4]	On IFRS basis.
[5]

Core return on shareholders’ equity (“Core ROE”) and diluted core earnings per common share (“Core EPS”) are non-GAAP ratios. Core earnings is a non-GAAP financial measure. See “Non-GAAP and other financial measures” below and in our 3Q24 Management Discussion and Analysis (“3Q24 MD&A”).

[6]	On IFRS basis. Ratio of the capital release to annual core earnings impact.
[7]	On IFRS basis. Ratio of the market value of assets transferred to the sum of IFRS 17 current estimate of present value of future cashflows + risk adjustment + contractual service margin.

Non-GAAP and other financial measures

Manulife prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein). Core earnings is a Non-GAAP financial measure and diluted core earnings per common share and core ROE are Non-GAAP ratios. For more information on the non-GAAP financial measures and non-GAAP ratios in this document please see section E3 “Non-GAAP and other financial measures” of the 3Q24 MD&A which is incorporated by reference and available on the SEDAR+ website at www.sedarplus.com.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS:

From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to the disposal of ALDA assets, the expected closing time of the reinsurance transaction referred to in this document and its associated capital release, possible share buybacks, and organic LTC optimization and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the satisfaction of customary closing conditions in connection with the reinsurance transaction described herein; the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impact of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the amount of contractual service margin recognized for service provided; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts, acquisitions or divestitures, and our ability to complete transactions; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries and the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions, our ability to sell ALDA assets and our ability to execute our plans for inorganic LTC initiatives and close the reinsurance transaction described in this document.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in our 3Q24 Management’s Discussion and Analysis under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, in our 2023 Management’s Discussion and Analysis under “Risk Management and Risk Factors” and “Critical Actuarial and Accounting Policies”, and in the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.